                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                      No    X
                -------                                 -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: June 23, 2003          By  /s/  Harvey Chang
                                 --------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer

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                  TSMC Stock Dividend Details for Common Shares

Hsinchu, Taiwan, June 23, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the "Company") (NYSE: TSM) today announced details in respect of its previously-announced distribution of a stock dividend of NT$0.80 per Common Share. Each shareholder will be entitled to receive a stock dividend of 80 shares for each 1,000 shares held by such shareholder.

The Company set the record date for TSMC common shares listed and traded on the Taiwan Stock Exchange to be July 13, 2003. As required by Article 165 of the Company Law, the shareholders' register shall be closed for registration of transfer from July 9 through July 13, 2003. To be entitled for the above-mentioned stock dividend, any person acquires TSMC's common shares without being registered as a holder shall apply for the shareholders' registration with the Agency Department of China Trust Commercial Bank before 5:00 p.m., July 8, 2003, in person or by mails with postmark of the said date.

Details for the stock dividend of TSMC's NYSE-listed American Depositary Shares ("ADSs") will be announced shortly this week on TSMC's website: www.tsmc.com.

Agency Department of China Trust Commercial Bank
Add:  5th Floor, No. 83, Sec. 1, Chungking S. Rd., Taipei, ROC
Tel:  886-2-2361-3033

                                      # # #

TSMC Spokesperson:
------------------
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-563-6688 Ext: 2075
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For further information, please contact:
----------------------------------------
Mr. J.H. Tzeng                Mr. Jesse Chou                Ms. Shan-Shan Guo
PR Department Manager, TSMC   PR Manager, TSMC              PR Manager, TSMC
Tel: 886-3-666-5028 (O)       Tel:886-3-666-5029 (O)        Tel:886-3-666-5033(O)
     886-928-882-607(Mobile)      886-932-113-258(Mobile)       886-939-059-246 (Mobile)
Fax: 886-3-567-0121           Fax:03-5670121                Fax:03-5670121
E-mail: jhtzeng@tsmc.com.tw   E-Mail: jhchoua@tsmc.com.tw   Email: ssguo@tsmc.com.tw
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